January 2, 2013

Via: EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Mr. Blaise Rhodes
Re:	Securities and Exchange Commission
Staff Comments dated December 20, 2012, regarding
Exeter Resource Corporation
Form 40-F for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012 File No. 001-33136

Ladies and Gentlemen:

Exeter Resource Corporation (the “Company”) hereby respectfully submits this letter as correspondence to the staff to request that the staff grant the Company a 10 business day extension to the January 7, 2012 deadline for the Company to respond to the staff’s comments in its December 20, 2012 letter to the Company regarding the Company’s Form 40-F for the fiscal year ended December 31, 2011.  This extension takes the response deadline to January 21, 2013.  The Company will file its response on or before January 21, 2013.

The request for extension is being made due to the holidays over which the original reponse period occurred and the necessisty of coordinating responses with the Company’s auditors and audit committee to ensure agreement on the accuracy of the responses.

If you should have any questions regarding this correspondence, please do not hesitate to contact our counsel, Dorsey & Whitney LLP, Jason K. Brenkert at 303-352-1133.

Sincerely,

Exeter Resource Corporation

/s/ Cecil Bond Chief Financial Officer